UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☑ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

   ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☑ Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer

Gleantap, Inc.

Legal status of issuer

      Form

      Corporation

      Jurisdiction of Incorporation/Organization

      Delaware

      Date of organization

      April 24, 2018

Physical address of issuer

3308 Rogers Road #6108, Austin, Texas 78758

Website of issuer

https://gleantap.com

Name of intermediary through which the Offering will be conducted

MicroVenture Marketplace Inc.

CIK number of intermediary

0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 16, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$30,399	$0.00
Cash & Cash Equivalents	$30,399	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$35,226	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$131,172	$0.00
Cost of Goods Sold	$46,498	$0.00
Taxes Paid	$2,796.29	$0.00
Net Income	-$5,827	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 31, 2019

FORM C/A

Up to $1,070,000.00

Gleantap, Inc.

Explanatory Note

Gleantap, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 31, 2019 (the "Form C"). This Amendment is to increase the Offering maximum amount and to extend the Offering deadline to December 16, 2019.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Gleantap, Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0	$50,000.00
Aggregate Maximum Offering Amount	$1070,000.00	$0	$1,070,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://gleantap.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 31, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://gleantap.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are

offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Gleantap, Inc. (the "Company") is a Delaware corporation, formed on April 24, 2018.

The Company is located at 3308 Rogers Road #6108, Austin, Texas 78758.

The Company's website is https://gleantap.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Gleantap is a software platform that helps fitness clubs and studios acquire and retain more members by predicting each member's behavior and engaging them at the right moment with the right message to influence positive action. We charge a monthly software subscription to use the platform.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 16, 2019
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation in 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Through our operations, we collect and store certain personal information of our customer's customer. This info is pulled from their CRM / Member database.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Our business could be negatively impacted by changes in TCPA laws or non-compliance of those laws.

Our business sends and receives text messages through our application on behalf of our customers. This text marketing is subject to TCPA laws. While we make every effort to stay compliant, software glitches or user error could damage our reputation or could cause heavy penalties as damages in lawsuits. In addition, we can lose customers & revenue that can adversely affect our business. Moreover, the TCPA laws can change at any time requiring us to update our software & our practices to adapt to the new laws which can delay or halt services to our clients and can cause us to lose customers and revenue.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We depend on a few major clients for a substantial portion of our net sales.

For example, during fiscal year ended December 2018, United Planet Fitness - Planet Fitness Franchise and Excel Fitness accounted for 57% and 22.8% percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur

significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including some of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining qualified personnel is important to our success. These demands may require us to hire additional personnel. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We pull and store personally identifiable data of customers of our clients in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business and competitive position.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sagar Babber, Anthony Favazza, Shubham Sethi, Andrea Grbavac, and Jennifer Illig who are CEO, Legal Adviser, Head of Product, Digital Marketing Manager, and Sales Executive of the Company. The Company has or intends to enter into employment agreements with Shubham Sethi, Andrea Grbavac, and Jennifer Illig although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anthony Favazza, Shubham Sethi, Andrea Grbavac, and Jennifer Illig or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will

not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated somewhat in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of services from our third party vendors;
- our inability to adjust certain fixed costs and expenses for changes in demand;

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from customers looking for marketing technology to help them acquire and retain more members in the fitness and wellness industry. Demand for these technologies could be tied to economic and business cycles. Increases in the unemployment rate, specifically in the fitness and wellness industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as

customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the US and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by

third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 94.44% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage

a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Gleantap is a software platform that helps fitness clubs and studios acquire and retain more members by working to predict each member's behavior and engaging them at the right moment with the right message to influence positive action. We charge a monthly software subscription to use the platform.

Business Plan

We are an artificial intelligence-enabled marketing platform that helps fitness clubs and wellness studios acquire and retain more members through text, email, and Facebook engagement. We are continuing to build on our platform to strengthen our predictive analysis and accurately predict when a member is likely to cancel, check-in, upgrade, refer etc. We use this to setup touch-points to send the right message at the right time. Our unique selling point is our predictive analysis and our approach to customer success. We have been leveraging industry trade shows, targeted email marketing and social ads to drive new clients to our business. We are looking to accelerate that and grow even more aggressively by scaling up our efforts on these marketing channels. Our business model is subscription based. We intend to continue innovating with our cutting edge technology and dedication to customer success.

History of the Business

Gleantap came into existence as a spin-off of a previous company - Snyxius Technologies. Snyxius was in the software development business and was acquired in 2018. The Gleantap business was separated and spun off from the other Snyxius assets prior to the acquisition and was officially incorporated as Gleantap, Inc. in 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Gleantap Platform	The platform automates text, email and Facebook messages to members engaging them at the right moment to influence positive action.	Fitness Clubs Wellness Studios

We currently do not plan to release any new products. However, we are planning to build more predictive models to accurately predict customer behavior and build more advanced chatbots to engage customers automatically in a two-way conversation.

We offer our platform through our website https://gleantap.com.

Competition

The Company's primary competitors are HireFrederick, ClubOS, LoyalSnap, ZipWhip, and TapToBook.

We compete against other companies that use artificial intelligence to predict customer behavior and engage them at the right moment to influence positive action. We also integrate our technology with leading fitness member management software platforms. This cutting-edge technology combined with our full strategy and execution offering provides us with a competitive advantage.

Customer Base

We currently work with multi-location fitness clubs and studios in the United States.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
United Planet Fitness	Gleantap Platform	37.0%
Excel Fitness	Gleantap Platform	18.7%

Governmental/Regulatory Approval and Compliance

Our product has an SMS marketing feature that is regulated by the Telephone Consumer Protection Act (TCPA) laws. Changes in the TCPA laws may affect this feature and will require us to make adjustments to our products and services in order to remain compliant. In addition, we are subject to various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3308 Rogers Road #6108, Austin, Texas 78758.
The Company conducts business in Texas.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	80.00%	$40,000	76.00%	$813,200
Research and Development	20.00%	$10,000	24.00%	$256,800
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Based on growth and demand, we may alter the percentage spent on General Marketing and on Research and Development.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The officers and directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sagar Babber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board President, Board Secretary, Director, CEO (April 2018 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Snyxius Technologies, CEO (September 2008 - May 2018)
- Responsible for growth & strategy of the company
- Oversee hiring for the company and ensure the team is adequately staffed
- Responsible for identifying company services & market
- Identifying potential partnerships
- Expand relationships with key clients & partners
- Represent the company in industry events

First Tek, Director of Strategy & Growth (June 2018 - July 2019)
- Develop marketing strategies & business growth path for the mobile & IoT side of the business
- Review target market research to identify profitable US based partners & clients to generate new business for the company
- Define success factors and critical milestones for strategic initiatives
- Direct the mobile management & technical leadership teams within the organization.
- Collaborate with the CEO & the Board to devise effective short and long term plans
- Represent the company in technology conferences & events
- Determine the direction of the mobile business and the need to develop new products & services to stay current in the market
- Perform such other tasks as maybe assigned by Company from time to time

Education Experience

Bachelor's Degree, Information Science, Visvesvaraya Technological University

Name

Shubham Sethi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Product (April 2019 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

athenahealth, Product Management Lead (March 2017 - March 2019)
- Managed complete portfolio of new set of product offerings
- Aligned products' vision with company's strategic priorities
- Lead team of 5 product managers to deliver on product roadmap

Education Experience

Bachelor's Degree, Engineering, Institute of Technology and Management
MBA, University of Georgia – Terry School of Business

Name

Andrea Grbavac

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Marketing (July 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Detekt Biomedical, Senior Director of Product Development (January 2018 - February 2019)
- Led product development efforts

Detekt Biomedical, Director of Sales and Marketing (July 2013 – January 2018)
- Led sales and marketing efforts

Education Experience

Bachelor's Degree, Plan II Honors, University of Texas at Austin

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving

such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000 Shares
Amount outstanding	90,000 Shares
Voting Rights	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Common stockholders have the right to elect the Board of Directors.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The common stock will not limit, dilute or qualify the Crowd Notes being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.0%

Type of security	Options for Common Stock
Amount authorized	10,000
Amount outstanding	7,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming exercise prior to the Offering).	3.0%

The Company has the following debt outstanding:

Type of debt	Revolving Line of Credit
Name of creditor	Sagar Babber
Amount outstanding	$9,634.57 as of September 30, 2019
Interest rate and payment schedule	0% Outstanding principal balance due at maturity in one payment or multiple monthly payments not exceeding 25 months.
Describe any collateral or security	Unsecured
Maturity date	May 1, 2020
Other material terms	Please see "Related Party Transactions" below for more information

Ownership

A majority of the Company is owned by two people - Sagar Babber (94.44%) and Anthony Favazza (5.56%). Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sagar Babber	94.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company generates substantially all of its revenue from the sale of our customer engagement software platform. We will require additional capital to implement our marketing and sales strategies, which we believe will support future customer acquisition.

The Company hopes to aggressively grow in the next 12 months. Our objective is to acquire approximately 1,000 new customer locations with $1.25 million in annual recurring revenue. While we do not expect to become profitable in the next 12 months, we hope to continue to maintain lean operational costs with the objective of to reaching our break-even point. Our focus in the next 12 months will be to: (1) add more marketing channels for customer acquisition, (2) add new integration and channel partners to help scale the Company, (3) ramp up our sales team to field more product demos and (4) invest in software development to strengthen our core AI Engine.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000.00 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 16, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,500,000.00 ($3.5 million) for Purchasers of the first $50,000 in principal amount of the Crowd Notes; $5,000,000.00 ($5 million) for Purchasers of the remainder of the Crowd Notes following the purchase by Purchasers of the first $50,000 in principal amount of the Crowd Notes.

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive conversion shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

 i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

 ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall be as follows:

 a. Purchasers that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on a $3.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 million valuation cap [instead of $5 million].

 b. For Purchasers that purchase Crowd Notes after the first Fifty Thousand (50,000) Crowd Notes have been purchased, the Conversion Price shall be: The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from the price per share based on an $5 million valuation cap.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company has a stockholder agreement in place by and among the Company and its two existing stockholders: Sagar Babber and Anthony Lavazza. Pursuant to the terms of the stockholder agreement, the existing stockholders grant an irrevocable proxy to the Executive Director of the Company. The agreement also includes the following transfer restrictions: right of first refusal, tag-along rights, and drag-along rights. In addition, the Company has the right to repurchase any of its capital stock from its existing stockholder: (i) prior to a qualified public offering or change of control event or (ii) for cause.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Sagar Babber
Relationship to the Company	Founder, CEO, majority shareholder
Total amount of money involved	Opened-ended revolving line of credit in principal amount of $25,000.
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Revolving line of credit extended by Sagar Babber to the Company.
Additional Material Information	$9,634.57 balance as of September 30, 2019.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

October 31, 2019
(Date)

I, Sagar Babber, being the founder of Gleantap, Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form C/A reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December, 31, 2018.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

October 31, 2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcripts

EXHIBIT A
Financial Statements

GLEANTAP, INC.

Reviewed Financial Statements For the Period of April 24,2018 (Inception) to December 31, 2018

September 5, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gleantap, Inc.
Cedar Park, TX

We have reviewed the accompanying financial statements of Gleantap, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 5, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GLEANTAP, INC.
BALANCE SHEET
DECEMBER 31, 2018

_____

ASSETS

CURRENT ASSETS		
Cash	$	30,399
TOTAL CURRENT ASSETS		30,399
TOTAL ASSETS		30,399

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		34,559
Due to Related Party		667
TOTAL CURRENT LIABILITIES		35,226
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 90,000 issued, $.0001 par value)		9
Additional Paid-in-Capital		991
Retained Earnings (Deficit)		(5,827)
TOTAL SHAREHOLDERS' EQUITY		(4,827)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	30,399

GLEANTAP, INC.
INCOME STATEMENT
REVIEWED FINANCIAL STATEMENTS FROM APRIL 24, 2018 (INCEPTION) TO DECEMBER 31, 2018

Operating Income	
Sales, Net	$ 131,172
Cost of Goods Sold	(46,498)
Gross Profit	84,673
Operating Expense	
Selling & Marketing	39,210
Salaries & Wages	36,896
General & Administrative	8,241
Professional Fees	6,140
	90,486
Net Income from Operations	(5,813)
Other Income (Expense)	
Interest Expense	(14)
Net Income	$ (5,827)

GLEANTAP, INC.
STATEMENT OF CASH FLOWS
REVIEWED FINANCIAL STATEMENTS FROM APRIL 24, 2018 (INCEPTION) TO DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(5,827)
Change in Accounts Payable		34,559
Change in Due to Related Party		667
Net Cash Flows From Operating Activities		29,399
Cash Flows From Financing Activities		
Issuance of Common Stock		9
Change in Additional Paid-In-Capital		991
Net Cash Flows From Investing Activities		1,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		30,399
Cash at End of Period	$	30,399

GLEANTAP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

REVIEWED FINANCIAL STATEMENTS FROM APRIL 24, 2018 (INCEPTION) TO DECEMBER 31, 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at April 24, 2018	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	90,000	0.0001	-	-	-	-	9
Additional Paid-In-Capital	-	-	-	-	991	-	991
Net Income	-	-	-	-	-	(5,827)	(5,827)
Balance at December 31, 2018	90,000	$ 0.0001	-	$ -	991	$ (5,827)	$ (4,827)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Gleantap, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company creates software that leverages artificial intelligence to increase sales of fitness clubs.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intellectual Property

The Company received intellectual property from Snyxius Technologies that has not been capitalized on the balance sheet. Snyxuis Technologies was owned by related party, Sagar Babber. Sagar Babber is a member of the Company's management team.

Due to Related Party

Due to Related Party is money due to related Party, Sagar Babber. This loan bears no interest and has no formal repayment structure. Sagar Babber is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are

transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 5, 2019, the date that the financial statements were available to be issued.

Subsequent to December 31, 2018, the Company issued 10,000 stock options.

EXHIBIT B
Company Summary



GLEANTAP

Company: Gleantap

Market: Customer Engagement Software

Product: AI-enabled member engagement platform for wellness studios and gyms

Company Highlights

- Current clients include Planet Fitness, Gold's Gym, Anytime Fitness, and Orange Theory
- Servicing 27 clients representing 300+ gyms and wellness studio locations that engage 1.5 million end clients
- Has generated $375,252 of revenue in last 16 months and $32,694 of MRR as of September 2019
  Core team has been part of five startups, of which three exited successfully

EXECUTIVE SNAPSHOT

Gleantap provides gyms and wellness studios an AI-enabled marketing platform to help them acquire and retain customers with less effort. The Austin, Texas-based business-to-business (B2B) software company has 27 clients with over 300 locations, including Planet Fitness, Anytime Fitness, Gold's Gym, Orangetheory Fitness and Restore Cryotherapy, and was generating monthly recurring revenue (MRR) of $32,694 as of September 2019. Currently, Gleantap integrates with some of the leading fitness member management software platforms, potentially allowing the company to scale to the 78,000+ gym and wellness studio locations who utilize these platforms right now. The company plans to use the proceeds from this raise to increase marketing and sales to drive business development, while investing in research and development to help further build its customer engagement platform. In the future, Gleantap plans to expand into other industries beyond the fitness industry, targeting the entertainment, hospitality, auto service, and retail verticals. Assuming roughly $109 of month recurring revenue per location, the company is targeting a comprehensive market of 400,000 fitness centers,[i] spas,[ii] and salons[iii] with a total projected addressable market of $562 million.







MicroVentures















PERKS

Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $3.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 million valuation cap (instead of $5 million).

COMPANY SUMMARY

Opportunity

Shaped by the ever-increasing accessibility of information afforded by technology, consumers' expectations for service are forcing companies to reevaluate the ways in which they interact with their customers. According to research conducted by Salesforce, 73% of consumers expect companies to understand their needs and expectations, while only 51% believe that companies generally understand these needs. This could pose issues for companies who don't adapt to customers' expectations, given that 83% of the customers polled in the same report stated that the experience provided by a company is as important as its product or services. In response, Salesforce notes that companies need to develop tailored, contextualized engagement methods across multiple touchpoints in lieu of one-size-fits-all approaches.[iv]

For companies, engaging customers can reap benefits. In a study conducted by Gallup, fully engaged customers represented a 23% increase in revenue for companies relative to the average customer.[v] Further, leveraging technology such as artificial intelligence (AI) to engage customers has been found to reduce the churn, or loss, of customers by up to 50%.[vi] Now, as consumers continue to adopt various channels of communication such as email, text messages, and messaging apps, companies may leverage these platforms to better engage individual customers.



Gleantap, an Austin, Texas-based software company, has developed a customer engagement platform to help gyms and fitness studios acquire and retain customers. Leveraging AI, the company enables clients to tailor personalized engagement campaigns for their customers through email, text message, and messaging apps, among others. Currently, Gleantap serves 27 clients including Planet Fitness, Orange Theory Fitness, Gold's Gym, and Anytime Fitness, and hopes to expand their client base with the proceeds of the raise.

Product

Gleantap offers businesses technology to help acquire, engage, and retain customers. Leveraging AI, the company allows wellness studios and gyms to understand their clients, gleaning insights that help them engage customers at the right time.



Glean
Pull customer data from existing systems
Segment
Create smart segments to intelligently target members
Engage
Engage with text, emails, push & facebook.. automatically
Measure
Measure Results & Impact on Business







To begin its process, Gleantap connects to a business's pre-existing member management system and automatically pulls member profiles and activity information.

Next, the company begins building profiles on members, gathering demographic and behavioral data, as well as conducting targeted polls. Then, using its proprietary algorithm, Gleantap analyzes the data, calculating the probability that a customer will return, churn, upgrade, or refer a friend. Gleantap's algorithm is designed to work by referencing specific consumer profile data with member data from other gyms to more accurately predict consumer behavior.



MINDBODY
abc FINANCIAL
Perkville
CSI SPECTRUM
{Any REST API}
PROFILE
Nathan Foster
Male
25 yrs
Member since 6 months
view full profile
Hey Nathan, have you been enjoying your workouts with us?



Once analyzed, consumer profiles can be used by companies to connect with customers at the most appropriate time with the most appropriate message. Companies can choose to trigger campaigns manually, or leverage Gleantap's automation engine to drive engagement campaigns.



Customer
Signed up 1 Week ago
Visits
4 Visits in Last 1 Week
65% likely to upgrade
Adam!
We'd love to get you on our monthly unlimited membership at 20% discount.

Gleantap uses multiple channels to send out messages to the end-customers, providing an omnichannel experience to allow them to converse with the gym or wellness studio. Currently, Gleantap is equipped with the following channels - email, SMS, mobile push notifications & Facebook. Below is a high-level snapshot of Gleantap's channel architecture.













MINDBODY
abc FINANCIAL
Perkville
daxko spectrum
ClubReady
& many more.
Gleantap Engine
Segmentation + Automation
SMS
Emails
Push
Facebook

Gleantap plans to expand to a wider array of social channels in the future in an attempt to tap into the international markets where Whatsapp, WeChat, LINE, and others are more predominant modes of communication. Gleantap plans to continue improving its omnichannel experience, allowing end-customers to jump from one channel to another while maintaining a single thread of conversation.





Whatsapp
Messenger
Twitter DM
WeChat
LINE
Viber
LINE
Telegram

Every campaign that gets triggered through Gleantap is monitored and measured. Gleantap tracks not only opens and clicks but everything down to conversions. For instance, if it runs a campaign to up-sell members to premium plan, it can actually track in real-time how many members upgraded to that plan and the ROI generated from those upgrades.

Gleantap's suite of products includes text message marketing, email marketing, mobile push notifications, chatbots, and business intelligence features. The company's platform also integrates with point-of-sale (POS) systems, customer relationship management (CRM) platforms, and marketing tools including MindBody, ABC Financial, Facebook, Shopify, MailChimp, and HubSpot.

Text Message Marketing

Gleantap enables businesses to reach out to their customers via SMS messaging campaigns. As part of the product offering, Gleantap provides access to in-house text marketing experts to help businesses implement best practices for their campaigns. Below are popular use cases for text campaigns:



543-21
Java Inn: Hi Brad, hope you enjoyed your stay with us. Please rate your stay on a scale of 1 to 5, 5 being the best.
5
Thank you! We are glad you liked it. Please share your love and leave a review on our Facebook page. https://facebook.com/java-inn
Collect Customer Feedback
543-21
Fitness Studio: Hey Tony, We miss you! Today we will be offering free smoothies to everyone who checks in from 10 AM to 4 PM. We hope to see you there!
Increase Repeat Visits
543-21
Fitness Studio: Love working out here? Refer a friend by replying "REFER friends-email-address" and get $20 gift card.
REFER johnsmith@gmail.com
Great Job! We have emailed your friend johnsmith@gmail.com with a free day pass. Once he claims, we will send you your gift card.
Drive Referrals
543-21
Massage Way: Come in this Friday to try our new hot rock massage. You'll Love it. Make an appointment today.
Book an Appointment
Stay on Top









MicroVentures



Automated Text Campaigns

Run automated text campaigns to engage your customers throughout the journey and provide an amazing experience. Set it and forget it.



Multiple Inbound Keywords

Facilitate customer dialogue by enabling them to text in with inbound keyword campaigns. For instance, "text REWARDS to register for our loyalty program." or "text BOOK to book your class.



A/B Testing

Identify winning campaigns with split tests that clearly demonstrate which messages resonate most with your specific customer segments. Create as many variations as needed to identify winning messages.



MMS Enabled

Send out rich text messages with photos, videos, links and more. Communicate with customers beyond words.



Personalized Engagement

Send highly relevant messages to customers based on their personal attributes and behavior. Use variable tags such as name, membership type, etc.



Two-Way Conversation

Engage customers manually in a two-way conversation to drive more results.



Contacts and Opt-Ins

Auto-segment customers into logical lists and easily manage contacts and opt-in for informed engagement targeting.



Link Tracking

Send external links within your text campaigns to direct customers to take action. View auto-generated click through rates and conversions to understand your customers' behavior



Smart Analytics

Integrate with your existing systems and review reports on how text engagement drives ROI. Track campaign performance metrics and continuously optimize.

Email Marketing

Gleantap allows businesses to automate and personalize emails to target customers based on their journey or behavior. With this feature, businesses can segment customers based on attributes and appropriately target each segment with the right message to drive optimal engagement. Gleantap also enables its clients to test different subject lines, template bodies, and more to compare the engagement results of email variations.



Number of Visits in Last 30 Days?
= 0
> 4
Haven't seen you in a while. All Good?
We appreciate your loyalty.

Try our 30 day $99/mo plan.
Sent 249
Opened 105
Clicked 5%
Converted 1.3%
Sign up for a 6-month $79/mo plan.
Sent 249
Opened 118
Clicked 9%
Converted 3.2%

Mobile Push Notifications

With Gleantap's push notifications, businesses can further engage customers through mobile apps. Gleantap integrates with a business's iOS or Android mobile app to allow the business to send out automated, rule-based push notifications.



Customer
Auto-Pay Active
Last Class Booked
Over 30 Days ago
Sunday, March 23
Fitness Studio

Features of Gleantap's mobile push notification product include:







Targeted Push Notifications

Send personalized push campaigns targeted to specific group of users. Target users based on attributes, behavior, and more.

Automated Push Notifications

Automate push campaigns at scale and forget it. Engage users through relevant messages throughout their journey.

Advanced Segmentation

Segment users based on demographic, attributes, events, and more. Combine multiple conditions to create advanced segments.





In-App Notifications

Provide a great user experience with context rich in-app notifications to boost app engagement. Reach everyone including opt-out users.



Rich Push Notifications

Go beyond text in push notifications by embedding images and rich media for better open and click through rates.

Geo-location and Proximity

Segment users based on demographic, attributes, events, and more. Combine multiple conditions to create advanced segments.



App Analytics

Measure daily sessions, installs, open rates, and more. Track how campaigns are performing and continuously optimize.



Personalization

Send highly relevant messages to users based on their personal attributes & behavior. Include variable tags like name, club name, membership type, etc. to personalize messaging.



Rich User Profiles

Track user data and attributes across multiple devices to better understand your customers. Create rich user profiles with activity feeds for each user.

Chatbots

Gleantap also offers AI-powered chatbots that help provide a positive customer experience to existing customers, as well as prospective customers. The company's chatbots are multi-modal, operating through Facebook Messenger, SMS text message, and businesses' websites. Use cases for Gleantap's chatbots may include:

- Automatically sending texts to numbers that you missed calls from
- Collecting contact information from inquiries and setting up automatic follow-ups
- Setting up a personalized and automated helpdesk that works around the clock, including after business hours.



Hey! This is jarvis with FitnessX. Sorry we missed your call. How can I help you?
I was calling to learn more about your membership plans.
Sure. We have 3 plans that go from $99/mo to $199/mo. You can find more details in the link below.
https://fitnessexample.com/plans
Can we have your email address so we can send you more information?
johndoe@gmail.com
Awesome. And what's your full name for our record?
I am John Doe
Do you have any special offers if I want to upgrade to the platinum level?
Hey Tony! Yes ofcourse. You have been with us for over 2 years, we'd love to get you a 15% off on our platinum level.



Business Intelligence

Using Gleantap's business intelligence tools, businesses can track metrics such as customer lifetime value, churn rate, growth rate, and more to identify their most profitable, or dormant customers. Gleantap pulls data from a business's core management system to create easy-to-understand visual analytics to track business performance.



GLEANTAP
Planet Fitness
GENERAL
Dashboard
Campaigns
Audience
Referrals
Ratings & Reviews
Reports
Configuration
TOTAL CUSTOMERS
812,657
NEW IN DEC 2018
25
2% higher than last month
OPT-IN CUSTOMERS
12,657 (65%)
38% more than last month
AVG DEMOGRAPHIC
Female
Age 25 - 30 yrs
CUSTOMERS RETAINED
8,750
REVENUE CREATED WITH RETENTION
$489,019
20% in this year
AVG MONTHLY CHURN RATE
4.15%
0.7% better than last year
DORMANT MEMBERS (HIGH RISK)
12,011 (8.15)%
38% more than last month
AVG LIFETIME VALUE
$405
38% more than last year
GLEANTAP

The company also allows businesses to perform retention cohort analysis to identify which cohorts of customers are dropping, and when, in order to create engagement strategies. It also provides churn predictions based on customer attributes and behavior, analyzing cancellation data to find correlations that can be used to tailor future engagement campaigns.

Use of Proceeds





Should the company raise the minimum of $50,000, it plans to use 80% of the proceeds towards general marketing and 20% for research and development. Should it reach the maximum goal of $1,070,000, the company plans to allocate 76% for general marketing, with the remaining proceeds used for research and development. The company has discretion to alter the use of proceeds from this raise.

General Marketing

Currently, the company markets its product primarily through tradeshows and Facebook advertising. The company hopes to use the allocated general marketing proceeds to ramp up these existing efforts while tapping into new marketing channels such as email, Google ads, LinkedIn campaigns, webinars, and blogs.

Research and Development

The company plans to use the proceeds allocated to research and development to expand their current product offerings. The company hopes to optimize its artificial intelligence engine to predict customer behavior more accurately. Gleantap will also work to integrate its software platform with more fitness and wellness member management software platforms. Finally, the company plans to improve its chatbot feature to completely automate two-way conversations with members. Through these chatbots, customers would be able to book classes, make membership changes, answer questions, and more.

Product Roadmap

Over the next 8 months, Gleantap hopes to incorporate the following features and services to its customer engagement platform:
- Additional engagement channels (Q3 2019)
- Added integrations (Q1 2020)
- Rich communication services (RCS) messaging (Q1 2020)
- Gleantap mobile application (Q2 2020)

Additional Engagement Channels

Gleantap hopes to integrate a variety of new channels to help clients further engage with their customers. Proposed channels include Whatsapp, Twitter direct messages, WeChat, Viber, Line, and Telegram.

Added Integrations

Gleantap plans to give clients the ability to integrate additional data sources to provide a more complete understanding of customers. Proposed integrations include Club Automation, Netpulse, Pike13, and Jonas Software.

Rich Communication Services (RCS) Messaging

The company also hopes to incorporate rich and interactive chatbot features through RCS messaging. This feature may include GIFs or multimedia messages in response to customers' messages sent to the chatbot. Gleantap believes that this form of messaging will increase engagement with friendlier and more impactful customer conversations.

Mobile Application

Through Gleantap's planned mobile app, business owners can track and monitor their Gleantap marketing dashboards and campaigns for added accessibility and insights.

Business Model

Gleantap offers its software platform to businesses utilizing a tiered software-as-a-service (SaaS) model. Current pricing tiers and features are as follows:

Boutique Studio Plan	Growing Club Plan	Large Club Plan
Meant for small clubs and boutique studios with up to 1,000 members	For mid-size growing clubs or studios with up to 5,000 members	Great for innovative businesses or large clubs with up to 10,000 members
$99/month per location	**$199/month per location**	**$249/month per location**
• Full integration and setup • Contact management • Outbound rules engine • Unlimited text and emails • Two-way messaging • Automation	Includes Boutique Studio Plan features and: • Unlimited Facebook messaging • A/B testing • Business intelligence • A dedicated account manager	Includes Growing Club Plan features and: • AI to predict member behavior • Social integration • Chatbot • Advanced business intelligence • Unlimited multimedia messaging (+$49 per month)

Gleantap bills clients monthly, and also offers six month and annual plans at a 10% and 15% discount, respectively.



As of September 2019, Gleantap had 27 clients, representing over 300 gym and wellness studio locations that serve over 1.5 million customers. Currently, the company generates monthly recurring revenue (MRR) of $32,694 from its 27 clients, up from MRR of $21,213 from 17 clients in September 2018. As of August 2019, the company boasted a customer acquisition cost of $7,130 with an estimated customer lifetime value of $29,077.





Gleantap's clients include Planet Fitness, Orange Theory Fitness, Gold's Gym, Anytime Fitness, Retro Fitness, Restore Hyper Wellness, and Altitude Trampoline Park.

















HISTORICAL FINANCIALS

Gleantap began generating revenue in May 2018. In 2018, the company generated revenues of $131,172. In 2019, through August, the company generated $244,081, an increase of 86.1% over all of 2018. The rise in revenue can be attributed to the company's acquisition of new clients driven by business development efforts. Since its inception, the company has generated revenues of $375,252. Because Gleantap allows clients to prepay for biannual and annual contracts, the company accrues revenue for accounting purposes. The estimated average lifetime value of a Gleantap customer is $29,077. In 2019, the company achieved gross margins of 64.5%.



Total Revenue
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Jan. 18
Feb. 18
Mar. 18
Apr. 18
May 18
Jun. 18
Jul. 18
Aug. 18
Sep. 18
Oct. 18
Nov. 18
Dec. 18
Jan. 19
Feb. 19
Mar. 19
Apr. 19
May 19
Jun. 19
Jul. 19
Aug. 19

Through August, Gleantap had incurred $294,841 of total expenses in 2019. In all of 2018, the company incurred expenses totaling $136,999. Expenses have increased in 2019 relative to 2018 due to increases in cost of goods sold as a result of increases in clients, increased marketing and sales expenses related to trade shows and sales


commissions, and substantial increases in software development costs as the company worked to improve its platform. The company's expenses began to ramp up starting in May 2018, coinciding with the company's first month of revenue generation.



Expenses in 2019 can be attributed largely to costs of goods sold, general administrative costs such as office supplies and accounting/legal services, and sales and marketing. Gleantap's costs of goods sold consist of email and messaging services of the product, customer and tech support related to the product, and data center costs for data storage. Tradeshow expenses including registration and travel, sales staff payroll and commission, and general marketing expenses comprise the majority of sales and marketing expenses. Other major expenses, which accounted for 18.3% of total expenses in 2019, can be attributed primarily to software development costs.



Expenses in 2018 can be attributed largely to costs of goods sold, general administrative expenses, and sales and marketing. The company's costs of goods sold included email and messaging services, as well as data center



storage costs. General administrative costs consisted primarily of payroll between July through December, as well as contract work and legal services. Sales and marketing expenses consisted of tradeshow travel expenses and general marketing costs associated with the use of a lead generation platform.



Through August, Gleantap has incurred a net loss of $50,760, an increase over all of 2018 in which the company incurred a net loss $5,827. Despite increasing revenue, net losses have expanded due to increases in sales, marketing, and advertising expenses as the company aims to acquire new clients. Though it has averaged a net loss since inception, the company has achieved profitability in the following months: June through September 2018, November through December 2018, and June 2019. Net losses increased sharply in July 2019 due to increases in cost of goods sold related to the company's email and messaging services, as well as increased tradeshow costs related to the company's registration for the MindBody BOLD Conference which occurred in August 2019. In 2019, as of July, the company has averaged a monthly burn rate of $857. As of August 31, the company had $31,182 of cash on hand, giving it roughly 36 months of runway.





Gleantap offers its clients a suite of customer engagement services. According to Mordor Intelligence, the customer engagement solutions market was valued at $12.56 billion in 2017. By 2023, the industry is projected to grow to $21.95 billion, representing a compounded annual growth rate (CAGR) of 9.77%. Mordor Intelligence notes that growth rates will be determined by the increasing adoption of AI, development of Internet of Things (IoT) infrastructure, and rising smartphone adoption.[vii]

In its 2019 "State of the Connected Consumer" report, Salesforce found that consumers' expectations for brand engagement have increased significantly. According to the report, 83% of consumers stated that the experience a company provides is as important as its products and services, while 69% claimed that one extraordinary experience raises their expectation of other companies. Further, 59% asserted that they are willing to pay more for a great experience. The report also found that consumers believe that companies aren't living up to their expectations. While 73% of consumers expect companies to understand their needs and expectations, only 51% say that companies actually understand their needs. What's more, consumers also find companies lacking in adaptations based on consumer behavior. While 62% of customers expect companies to adapt based on their actions, only 47% claim that companies generally do so.[viii]





While companies attempt to engage with consumers through various mediums, consumers have defined preferences for communication. Salesforce research has found that 64% of consumers prefer email contact, while 59% prefer in-person channels. Further, 56% prefer phone, while 43% and 31% prefer mobile apps and SMS/text messaging, respectively. Though customers favor specific channels, 78% say that they prefer different channels depending on the context (i.e. where they are and what they're doing). This popular demand makes multi-modal communication increasingly important for companies.[ix]



Preferred Channels Span Online and Offline Worlds

Customers Who Prefer the Following Channels When Communicating with Companies

Email	**64**%	62% 64% 65%
In-person	**59**%	56% 59% 62%
Phone	**56**%	53% 57% 58%
Online chat/live support (e.g., popup windows on website)	**45**%	28% 45% 55%
Mobile app	**43**%	24% 42% 56%
Online portals (e.g., self-service account information)	**43**%	29% 44% 50%
Online knowledge bases (e.g., self-service FAQs, searchable libraries)	**41**%	29% 41% 49%
Messenger apps (e.g., WhatsApp, Facebook Messenger)	**37**%	21% 36% 48%
Online forms	**36**%	28% 38% 40%
Social media	**32**%	15% 30% 45%
Text/SMS	**31**%	25% 30% 35%
Online communities (i.e., forums)	**30**%	16% 29% 39%
Voice assistants (e.g., Siri, Alexa)	**22**%	13% 22% 28%

● Millennials/Gen Zers ● Gen Xers ● Silents/Baby Boomers

Salesforce Research

Gleantap operates within the marketing technology sector. According to PitchBook, the marketing technology industry received $3.97 billion in venture capital across 698 deals in 2018. This represented a 31.5% increase in capital invested compared to 2017, but a 12.9% decrease in deal count. In 2015, the sector received $4.56 billion, the highest yearly total over the last ten years. Since 2008, companies have received $28.23 billion in investment across 7,179 deals.[x]





Capital Invested and Deal Count in Marketing Technology Companies

Source: PitchBook Data, Inc.

Frederick: Founded in 2014, Frederick is an automated marketing software platform for salons, spas, massage studios, gyms, and yoga studios. The company, based in San Francisco, California, helps clients engage in personalized email and text campaigns to better interact with customers. The software is also designed to prompt customers to submit more reviews and convert to paid packages or memberships. In 2014, the company was acquired by Booker, a leading service commerce platform. In 2018, Booker (along with Frederick) was acquired by MindBody, a wellness industry management platform.[xi]

Club OS: Founded in 2011, Club OS is a customer relationship management (CRM) software company that focuses specifically on the fitness industry. Through Club OS's platform, clients can automate many of its customer management aspects, such as lead acquisition, customized follow-ups, appointment scheduling, text message-based reminders, email marketing, and analytics reporting. The company's software suite also integrates with other management apps such as ABC Financial, Motionsoft, MindBody, and Jonas Fitness.[xii] Currently, the company offers tiered plans consisting of single location, multi-location, and enterprise levels. In April 2018, Club OS acquired Lead Dolphin, a competing fitness CRM platform.[xiii]

LoyalSnap: Founded in 2014, LoyalSnap provides fitness studios with automated marketing and customer retention solutions. Through its "concierge-style approach," the company automates email and text messages based on personalized customer behaviors in order to reach more members. The company also sends automated reminders with scripts to a studio's staff to help them effectively reach out to high-value clients. Currently, LoyalSnap is used by over 1,000 studios worldwide, including Pure Barre, The Bar Method, SLT, and Modo Yoga. The company offers three tiers of its platform, ranging from $199 to $449 depending on included features.[xiv]

ZipWhip: Founded in 2007, ZipWhip allows clients to communicate with customers through text messages. The Seattle, Washington-based company enables businesses to create reusable text templates, schedule text messages, and set auto replies. Currently, ZipWhip serves over 35,000 business clients, including the Detroit Tigers, Comcast, Cisco, Salesforce, ClassPass, and Seattle Sounders FC.[xv] The company offers three plans: Economy, Business, and Enterprise. Economy plans include unlimited texting and basic features at a price of $35 per month per line, while Business plans, which include advanced automation and personalization features, are



priced at $100 per month per line. Enterprise plans are subject to custom pricing depending on the needs of the organization.[xvi] In January 2019, the company raised a $51.5 million Series D round led by Goldman Sachs.[xvii]

TapToBook: Founded in 2015, TapToBook allows consumer-facing businesses to automate the business processes of customer marketing and engagement. Through its suite of automated solutions, the company helps clients with lead conversion, customer engagement, churn reduction, and data syncing. Specifically serving the restaurant, fitness, and entertainment industries, TapToBook offers solutions for both multi-location franchises as well as corporate enterprises. Currently the company offers tiered plans ranging from $99 to $399 depending on the number of messages per month.[xviii]

EXECUTIVE TEAM



Sagar Babber, Founder and CEO: Sagar has served as CEO of Gleantap since its inception. At Gleantap, Sagar is responsible for leading the executive team and growing the business on all fronts. Before Gleantap, he ran a successful web & mobile development consultancy, Snyxius Technologies which he sold to First Tek in 2018. As part of that business, Sagar helped launch numerous tech startups by working closely with their founders and getting their product off the ground. Sagar also co-founded Collaborate Cloud, a business to business collaboration software company. Sagar holds his bachelor's degree in information science from Visvesvaraya Technological University.



Shubham Sethi, Head of Product: Shubham has served as Gleantap's Head of Product since April 2019. At Gleantap, Shubham is responsible for the execution of product releases. Before joining Gleantap, Shubham was a product management lead at athenahealth, a healthcare cloud computing company. He has also held positions at Hive9 and Lancope. Shubham holds his bachelor's degree in engineering from the Institute of Technology and Management and an MBA with a focus on marketing and strategy from the University of Georgia.



Andrea Grbavac, Director of Marketing: Andrea has served as Director of Marketing at Gleantap since July 2019. Before Gleantap, she held several positions, including Senior Director of Product Development at Detekt Biomedical, a life sciences product design and engineering firm. Andrea holds her honors bachelor's degree in Plan II from the University of Texas at Austin.





Jennifer Illig, Sales Executive: Jennifer is a sales executive with Gleantap and is responsible for driving new clients to the business. Jennifer collaborates with the CEO on short-term and long-term growth plans and executes on them. She is focused on selling Gleantap's marketing platform nationwide in the fitness and wellness industry and has been instrumental in building key relationships with clients and partners. Jennifer has over five years of experience in sales and prior to Gleantap was managing new and existing client relationships for Fast Sign. Jennifer started her career as a sales representative for a tech startup, Yoddle, selling their B2B product to local businesses.

PAST FINANCING

To date, Gleantap has been funded solely by the founder, receiving no outside capital from investors.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $5,000,000 (or $3,500,000)
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,000,000 or $3,500,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk



The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] http://www.firstresearch.com/industry-research/Fitness-Centers.html

[ii] http://www.firstresearch.com/industry-research/Spa-Services.html

[iii] http://www.firstresearch.com/Industry-Research/Hair-Care-Services.html

[iv] https://c1.sfdcstatic.com/content/dam/web/en_us/www/assets/pdf/salesforce-state-of-the-connected-customer-report-2019.pdf

[v] https://www.gallup.com/services/169331/customer-engagement.aspx



[vi] https://yourstory.com/2018/07/ai-powered-churn-prediction-customer-engagement

[vii] https://www.mordorintelligence.com/industry-reports/customer-engagement-solutions-market

[viii] https://c1.sfdcstatic.com/content/dam/web/en_us/www/assets/pdf/salesforce-state-of-the-connected-customer-report-2019.pdf

[ix] https://c1.sfdcstatic.com/content/dam/web/en_us/www/assets/pdf/salesforce-state-of-the-connected-customer-report-2019.pdf

[x] PitchBook data as of Aug. 14, 2019

[xi] https://www.hirefrederick.com/about

[xii] https://www.club-os.com/

[xiii] https://www.prnewswire.com/news-releases/club-os-acquires-lead-dolphin-combines-fitness-industry-crm-forces-300626020.html

[xiv] https://loyalsnap.com/

[xv] https://www.zipwhip.com/

[xvi] https://www.zipwhip.com/pricing/

[xvii] https://www.zipwhip.com/blog/zipwhip-closes-51-5m-series-d-funding-led-by-goldman-sachs/

[xviii] https://app.taptobook.com/#!/app/planSelection

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Gleantap, Inc
3308 Rogers Rd, #6108, Austin, TX 78758

Ladies and Gentlemen:

The undersigned understands that Gleantap, Inc, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated October 31, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 16, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

1

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3308 Rogers Rd, #6108 Austin, TX 78758 Attention: Sagar Babber
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Gleantap, Inc
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR’S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

GLEANTAP, INC.

CROWD NOTE

FOR VALUE RECEIVED, Gleantap, Inc. (the “**Company**”), hereby promises to pay to each investor (the “**Investor**”) who is recorded in MicroVenture Marketplace Inc., (the “**Platform**”) records as having subscribed to this security (the “**Crowd Note**”) the principal sum of his/her subscription (the “**Purchase Price**”) unless converted into equity securities pursuant to Section 2.

The “**Valuation Cap**” is $3.5 million or $5 million (See the Conversion Price Below)

The “**Discount Rate**” is 20%

The “**Offering End Date**” is December 16, 2019

1. Definitions.

a. “**Conversion Shares**” shall mean with respect to a conversion pursuant to Section 2, shares of the Company’s Preferred Stock issued in the Qualified Equity Financing.

b. “**Conversion Price**” with respect to a conversion pursuant to Section 2 shall equal:

i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on $3.5 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $3.5 million valuation cap [instead of $5 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

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c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of

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securities converted into Preferred Stock in connection with such sale or series of related sales).

k. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

l. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note,

the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any

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known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

   7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

   9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

   10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd

Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

GLEANTAP

The Smartest Way to Acquire
and Retain more Members.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Gleantap is an **AI-enabled marketing** platform for fitness clubs and studios that's engineered to predict member behavior and engages them through automated messaging and human outreach.

The Market

There are over 430,000 Fitness Clubs and Wellness Studios globally



Fitness
200,000 Clubs

~$90B ARR



Wellness
230,000 Studios

~$115B ARR

Source: http://www.firstresearch.com/industry-research/Fitness-Centers.html; http://www.firstresearch.com/industry-research/Spa-Services.html; http://www.firstresearch.com/Industry-Research/Hair-Care-Services.html

Client Attrition is a Major Problem

**The majority of Fitness Clubs and Studios
lose up to 50% of their members every year.**

As membership grows larger, it can become
more and more difficult for a club to maintain
high-rate growth…or any growth at all.



Source: https://www.ptdirect.com/training-design/exercise-behaviour-and-adherence/attendance-adherence-drop-out-and-retention-patterns-of-gym-members

Early Detection of Attrition

Member attrition is predictable and can be avoided.

By monitoring member activity and asking the right questions at the right time, Gleantap provides insight as to challenges faced by individual members and helps predict who is at risk of cancelling their membership.


MINDBODY
Perkville
CSI
SPECTRUM
{Any REST API}
PROFILE
Nathan Foster
Male
25 yrs
Member since 6 months
view full profile
Hey Nathan, have you been enjoying your workouts with us?

We Engage Members and Curb Attrition

Gleantap engages members by sending the right message at the right time to influence positive action.

Our engine coordinates automated messages sent via email, SMS, or Facebook messenger along with personal phone calls from caring employees. It's the perfect one-two punch to attrition.



And our clients are seeing amazing results…

Our clients have realized an **average increase of $250k** in Annual Revenue per Location through Reductions in Churn, Member Reactivations, New Referrals, & more.

6.5%
Reduction of Annual Churn

1%
Reactivated Canceled Memberships

26.5%
Increase in Lifetime Value

8.9%
Upgraded to Premium Plans

2 New Referrals
Every 100 Members Engaged

3 Positive Reviews
Every 100 Members Engaged

Source: Gleantap, using internal data from Mar. 2017 to Aug. 2019

Traction

- $392k of ARR
- 29 Clients, 300+ locations, 1.5 million members
- $1,308 average MRR per client
- 4:1 LTV to CAC Ratio

SaaS Metrics

LTV	CAC
$29,077	$7,158

LTV : CAC	Churn
4:1	2.8%







Source: Gleantap, using internal data from Mar. 2017 to Aug. 2019

Our Pricing

Boutique Studio Plan

Meant for small clubs & boutique studios with up to 1000 members.

$99/mo

per location

Includes:

- Full Integration & Setup
- Contacts Management
- Outbound Rules Engine
- Unlimited Text Messaging
- Two-way Messaging
- Automation
- A/B Testing

Growing Club Plan

Perfect for mid-size growing clubs or studios with up to 5000 members.

$149/mo

per location

Includes Boutique Studio Plan Features +

- Unlimited Text, Email & FB Messaging
- Business Intelligence
- Dedicated Account Manager

Large Club Plan

Great for innovative businesses or large clubs with up to 10,000 members.

$199/mo

per location

Includes Growing Club Plan Features +

- AI to Predict Member Behavior
- Social Integration
- Chatbot
- Advanced Business Intelligence
- Unlimited MMS (+$49/mo)



Competitive Landscape

- **ClubOS** - Sales CRM Software with built-in customer engagement.

- **Loyalsnap** - Automated email & text marketing for Mindbody clubs.

- **HireFrederick** - Automated marketing software for Mindbody clubs.

- **TapToBook** - Robotic marketing automation based on customer journeys.

Our Unique Value Proposition

- Predicting Customer Behavior with Artificial Intelligence
- Two-Way Engagement between member and club
- Automation + Human Touch
- Business Intelligence
- Expert Strategy & Consulting Included

Growth Strategy

#1 Target Multi-Location Franchise Owners
Our current average client has 13 locations, which results in a higher MRR per customer and more efficient use of our marketing spend. Additionally, our current base of multi-location owners helps provide credibility and entry into other multi-location owners and the corporate franchise.

#2 Partner with Marketing Agencies
Most fitness clubs and studios use marketing agencies to attract and convert new members. Gleantap enables an agency to expand their service offering by managing the Gleantap platform for marketing to existing and canceled clients. The goal is to encourage agencies to deploy Gleantap to all of their fitness club clients.

#3 Partner with Member Management Software
We integrate with most major member management software solutions in the fitness industry. We plan on pursuing deeper partnerships with solutions like Mindbody & ABC in order to promote Gleantap to their base of customers.

Long-Term Strategy

Our unique ability to gather member data, predict likely future behavior using AI, and send automated messages at the right time can be applied to other industries.

After establishing a foothold in the fitness industry, we plan to expand into related industries such as wellness, spas, salons, and fun parks.



Scale to Other Industries

Investment Opportunity

Use of Funds: Marketing & Sales to Fuel Revenue Growth

- Expand to New Locations and Grow Revenue

- Hire 2 Sales Executives

- Launch Targeted Marketing Campaigns

- Pursue Agency and Integration Partnerships

- Build Additional Integrations and Advanced Features

Team



Sagar Babber
Executive
Built & sold his first startup. 10+ yrs experience building tech products



Jennifer Illig
Sales



Shubham Sethi
Product
14+ yrs experience in launching successful software products



Andrea Grbavac
Customer Success / Marketing



GLEANTAP

Thank you

gleantap.com   twitter @gleantap

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcripts

GLEANTAP

Video Transcript
October 1, 2019

There's a big problem out there where fitness clubs and studios are losing their customers, they are not able to engage with their members and they're not able to acquire the members at a rate where they want to be.

Gleantap is an Artificial Intelligence marketing platform that helps fitness clubs & studios drive and retain more members. To give you an example, a platform can predict if a member is going to cancel in the next 30 days or not and can send them a message through text, email or Facebook to engage them and keep them coming back.

Our software collects complete demographic and behavioral data about each customer individually. This allows us to target specific customers and to tailor messaging based on where they are in their customer journey.

We are at an amazing place right now. We work with over 300 fitness locations engaging 1.5 million members for brands such as Planet Fitness, OrangeTheory, Anytime Fitness. We were able to bring down the churn by 6.5% and in the process, drive up more ROI through member upgrades, referrals, reviews and more.

We have seen anywhere from 20 to 100x ROI on their monthly investment. But we are at a stage where we want to go to the next level.

We are looking to crowdfund to fuel our sales and marketing to get us to the next milestone. And we're just getting started.